October 31, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 82-5175
Nippon Steel Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex hereto are documents which are English language versions or summaries required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the information enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Robert G. DeLaMater of Sullivan & Cromwell, 125 Broad Street, New York, New York 10004-2498, (telephone: 212-558-4000; facsimile: 212-558-3588).

Very truly yours,

Nippon Steel Corporation

By Yoshihiro Hosokawa

Name: Yoshihiro Hosokawa
Title: Manager, General Administration Division

dw 11/7

01

(Enclosure)

cc: Robert G. DeLaMater, Esq.
Yoichiro Taniguchi, Esq.
(Sullivan & Cromwell)

Annex

Tab A: Document Submitted to Japanese Stock Exchanges where Shares of the Company are Listed

1	Financial Results for the First Half of Fiscal 2007 (from April 1, 2007 to September 30, 2007)	October 30, 2007

Financial Results for the First Half of Fiscal 2007

(April 1, 2007 to September 30, 2007)

Nippon Steel Corporation

October 30, 2007

1. Nippon Steel Consolidated Operating Results

(1) Operating Results Analysis

Operating Highlights for First Half of Fiscal 2007
Overview of First Half of Fiscal 2007
Amid generally favorable global economic conditions, the Japanese economy continued to grow modestly as a whole, supported by robust private-sector demand, reflecting growth in capital expenditures in response to better corporate profits.

In the steel market, domestic and overseas demand for medium-high grade steel for the automotive, shipbuilding, machinery, and other manufacturing industries continued to be robust. Supply/demand conditions for commodity grade steel remain stable as expanding global demand, especially from Europe and emerging economies, is absorbing increases in Chinese production and exports. Amid these conditions, Japan's crude steel production in the first half of fiscal 2007, ending March 31, 2008, increased to 59.80 million metric tons, exceeding the previous year's level by 1.75 million metric tons, and the second-highest level of production volume ever behind that of the first half of fiscal 1973.

The Nippon Steel Group embarked from the previous fiscal year on a new Medium-Term Consolidated Business plan that runs for three years through to the end of fiscal 2008. While earnings in the first year of the plan exceeded targets, the steelmaking and steel fabrication business and the five non-steel businesses—engineering and construction, urban development, chemicals, new materials, and system solutions—are working to bolster their business models, maximize synergies within the Group, and further increase the Group's corporate value through continued earnings growth. With this aim in mind, the Nippon Steel Group continues to expand operations.

Performance Review by Business Area in First Half of Fiscal 2007

An overview of operating performance by business segment is as shown below.

(Billions of yen)

	Net sales		Operating profits	
Fiscal Year	FY07 H1	FY06 H1	FY07 H1	FY06 H1
Steelmaking and steel fabrication	1, 962. 9	1,618.4	234. 9	241.9
Engineering and construction	150. 6	159.3	6. 6	1.2
Urban development	31. 4	32.8	4. 3	4.3
Chemicals	149. 4	158.0	13. 1	11.1
New materials	36. 0	31.8	0. 2	1.8
System solutions	75. 9	70.1	6. 4	5.1
Total	2, 406. 4	2,070.6	265. 7	265.5
Elimination of inter-segment transactions	(90. 1)	(87.2)	(1. 2)	0.8
Consolidated total	2, 316. 3	1,983.4	264. 4	266.3

Steelmaking and Steel Fabrication

In the steelmaking and steel fabrication business, Nippon Steel strives to be a stable supplier in response to solid global demand amid the sharp rise in raw material prices while also adapting to the polarization between medium-high grade and commodity-grade steel.

In medium-high grade steel products, the Company moved forward steadily in expanding its own production capacity, smoothly bringing new facilities onstream, including hot-dip galvanizing lines at the Kimitsu, Nagoya, and Hirohata works and the expansion and relining of the No. 1 blast furnace at the Nagoya Works. At the same time, the Company drew on capacity from Group companies and strategic partners in Japan and abroad. These efforts enabled Nippon Steel to meet burgeoning demand from automotive, shipbuilding, machinery, and other manufacturing industries. In product development, management stepped up efforts aimed at more closely coordinating manufacturing, sales, technologies, and research operations to better serve customer needs. Working together with a customer in development, the Company developed and commercialized the world's first highly corrosion-resistant steel plate for crude oil tankers. In commodity-grade steel products, the Company continues to keep a close eye on key market indicators, such as real demand and market inventory levels.

In reaction to sharply higher prices for raw materials, the Company continues to move forward with internal efforts to the greatest extent possible on reducing costs, and as demand continues to be firm worldwide, it is also working to increase steel prices in many fields of application and product categories.

Moreover, the Nippon Steel Group is moving ahead with alliances with both Japanese and overseas companies to reinforce its consolidated management base. Since the start of fiscal 2007, the Company has signed a non-binding memorandum of understanding with ArcelorMittal on matters including their global strategic alliance and expansion of their joint business activities focused on automotive steel sheet in North America; it fully backs the expansion investment plan of Brazilian-based Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS); also, it has made Godo Steel, Ltd., into an equity-method affiliate and both Nippon Steel Drum Co., Ltd., and Hokkai Koki Co., Ltd., into wholly owned subsidiaries.

In addition, to further enhance manufacturing capabilities that underpin high productivity, Nippon Steel launched a series of initiatives to maintain and improve the quality of equipment, upgrade recruitment and staff training programs, ensure morale remains high at worksites, and promote a corporate culture that encourages the preservation and development of sophisticated skills.

As for environmental activities, there has been significant progress made toward attaining the targets in the voluntary action plan put forward by the Japanese steel industry to tackle issues pertaining to protecting the global environment. The action plan calls for about a 10% reduction in energy consumption by 2010 from the fiscal 1990 level. Even though the volume of crude steel production is growing, we are pressing forward on many fronts to achieve action plan's targets: recovering exhaust heat; using by-product gas; reusing waste plastic and tires as raw materials; and relining blast furnaces and other aging facilities to boost efficiency.

Engineering and Construction
In the engineering and construction business, the Nippon Steel Engineering Group, buttressed by an order backlog that approaches a record high, is working to improve its earnings power through better project earnings. In Japan, Nippon Steel Engineering Group is focusing on solutions-based marketing, particularly in waste treatment facility projects for which public finance initiative (PFI) methods are applicable, along with steel production plant and distribution facility construction projects. Outside Japan, this business is focusing on the steady execution of existing project orders while continuing to work to secure orders for energy development related projects in Southeast Asia, where demand is burgeoning.

Urban Development
In the urban development business, Nippon Steel City Produce, Inc., the Group's real estate developer, focuses on the property value revitalization business. This business covers the redevelopment of idle land owned by Group companies, such as the Yawata-Higashida site in Kitakyushu, the Sakaihama site in Sakai, and the Otsu site in Himeji, as well as the transformation of underused urban districts in major cities and consulting related to soil contamination work and the condominium business. In the first half of fiscal 2007, there were fewer major project completions, such as condominium sales, compared with the previous year's level, and the sales value was thus down year on year,

but operating income was roughly even with the level of the previous year on progress made in raising per-project earnings.

Chemicals

In the chemicals business, although the performance of Nippon Steel Chemical Co., Ltd., was dragged down by the persistence of high raw material costs together with lower product prices for copper-clad laminated sheets for fine pattern circuits (FPCs) that do not require adhesives, overall profits exceeded the previous year's level thanks to steady demand in the fields of coal tar and carbon materials as well as chemicals. In the coal tar and carbon materials field, capacity for specialty carbon products was boosted in July 2007 in response to burgeoning demand for semiconductor and solar power generation applications, and work to raise capacity further is under way. In addition, coke operations were transferred to Nippon Steel in July 2007.

New Materials

In the new materials business, the prolonged correction phase in the semiconductor market, one of the Company's key sources of demand, has dampened earnings at Nippon Steel Materials Co., Ltd., from this market, but semiconductor-industry demand is expected to make a bona fide recovery from the second half of fiscal 2007. By contrast, in basic industrial components and materials, orders for pitch-based carbon fiber and materials, in particular, have been strong due to robust demand. The start-up of a new plant that aims to begin production of polysilicon for solar cells before the end of fiscal 2007 is proceeding.

System Solutions

In the system solutions business, the NS Solutions Group is focusing on system life cycle (SLC) total solutions, which encompass the planning, configuration, operation, and maintenance of IT systems. Earnings at NS Solutions are robust thanks to steady showings at the IT service business, where high-value-added data centers are key, and the business solutions field, where projects for megabanks and other financial institutions are key. While NS Solutions has been rated highly by the middle-office departments of financial institutions for its solutions work, NSFMC Corporation was set up in April 2007 as a dedicated consulting company targeting financial institutions in an effort to further broaden the business scope of the system solutions business and actively pursue orders for advanced risk management consulting work.

Sales and Earnings

On a consolidated basis in the first half of fiscal 2007, net sales came to ¥2,316.3 billion, up by ¥332.9 billion compared with the first half of fiscal 2006; operating profit came to ¥264.4 billion, down ¥1.9 billion from the level in the first half a year earlier; ordinary profit came to ¥284.0 billion, up by ¥15.1 billion versus the level in the first half a year earlier; and net income came to ¥176.4 billion, up by ¥12.3 billion versus the level in the first half a year earlier.

On a non-consolidated basis in the first half of fiscal 2007, net sales came to ¥1,345.1 billion, up by ¥92.4 billion compared with the first half of fiscal 2006; operating profit

came to ¥174.2 billion, down by ¥24.9 billion from the level in the first half a year earlier; ordinary profit came to ¥168.4 billion, down by ¥27.9 billion from the level in the first half a year earlier; and net income came to ¥116.2 billion, down by ¥11.0 billion from the level in the first half a year earlier.

Purchases of Treasury Stock

Based on approval granted by the Board of Directors for share buybacks at a meeting held of March 1, 2007, the Company spent about ¥100 billion in total to repurchase 119.93 million of its own shares from March 2, 2007, through June 20, 2007.

Fiscal 2007 Outlook

In the second half of fiscal 2007, the global economy is expected to remain solid on the whole, but there are concerns the sub-prime loan crisis in the United States will cause consumption to slow, and the effect of credit tightening in global financial markets remains uncertain. Related trends thus need to be monitored closely.

In the steelmaking and steel fabrication business, demand continues to expand globally, especially in emerging economies. Domestic steel product demand, despite concerns of a contraction in construction sector demand caused by the amended building code, is expected to stay strong, especially for medium-high grade steel, as burgeoning overseas demand is likely to support a high level of activity in domestic manufacturing industries, especially in the automotive, shipbuilding and machinery sectors.

Amid these conditions, in anticipation of solid demand for medium-high grade steel, we are working to boost our production capacity through the planned completion of a new basic oxygen furnace at the Nagoya Works and the No. 5 coke oven at the Oita Works before the end of fiscal 2007 while also making use of capacity at Group companies and our alliance partners in Japan and abroad. In the commodity-grade steel product field, we are proceeding cautiously, looking carefully at real demand while keeping close tabs on market trends in Japan and overseas.

The cost of raw materials—reflecting, in particular, the market price of crude oil, steel scrap, and ocean freight—continues to rise. While we are still striving to reduce costs as much as possible through in-house initiatives, we continue to seek price increases for steel products.

In other businesses, the Company will endeavor to optimize earnings by working to create stronger and better business models that support the development of competitiveness that ranks among the best of each sector.

While moving forward with the above initiatives, we aim to attain the following earnings projections for fiscal 2007.

Consolidated Forecasts for Fiscal 2007 (Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
FY2007	4,750.0	580.0	600.0	365.0
FY2006	4,302.1	580.0	597.6	351.1

Non-Consolidated Forecasts for Fiscal 2007 (Billions of yen)

	Net sales	Operating profit	Ordinary profit	Net income
FY2007	2,750.0	420.0	400.0	255.0
FY2006	2,562.8	402.2	389.7	248.8

(2) Financial Analysis

(Analysis of Assets, Liabilities, Net Assets, and Cash Flows)

Nippon Steel harnessed ¥166.7 billion in net cash provided by operating activities to meet robust demand for medium-high grade steel, in particular. To drive earnings growth, the Company spent ¥133.8 billion on capital expenditures aimed primarily at expanding production capacity. Nippon Steel also invested ¥37.1 billion to enhance Group management and promote business alliances with users, and as a part of this, Godo Steel, Ltd., was made into an equity-method affiliate. Reflecting dividend payments of ¥38.4 billion from distributable earning and treasury stock purchases of ¥93.3 billion, the Group's total interest-bearing debt was ¥1,250.8 billion at the close of the first half of fiscal 2007, up ¥37.8 billion from the end of fiscal 2006. By contrast, net worth came to ¥2,058.2 billion, up ¥165.3 billion from the end of fiscal 2006. As a result, the ratio of interest-bearing debt to net assets (debt-to-equity ratio) improved 0.03 point, to 0.61.

As a result, total consolidated assets were ¥5,586.0 billion at the end of the first half, compared with ¥5,344.9 billion a year earlier, an increase of ¥241.1 billion. One contributor to this rise was an increase of ¥17.0 billion in tangible fixed assets. There was also a ¥230.5 billion rise in investments and others because of a ¥145.7 billion increase in unrealized gains on investment securities. Another factor was a ¥114.7billion increase in inventories because of higher raw materials prices etc.

Total liabilities amounted to ¥3,047.2 billion at the end of the first half, up ¥71.5 billion from ¥2,975.6 billion a year earlier. This increase reflected a ¥37.8 billion increase in interest-bearing debt and a ¥71.4 billion rise in deferred tax liabilities stemming from an increase in unrealized gains on investment securities. These factors countered a ¥10.0

billion reversal of reserve for repairs to blast furnaces for the No.1 blast furnace at the Nagoya Works.

Net assets stood at ¥2,538.7 billion, up ¥169.5billion at the close of the first half compared with ¥2,369.2 billion a year earlier. Items contributing to this increase include a gain of ¥176.4 billion in consolidated net income, a ¥86.7 billion increase in unrealized gains on available-for-sale securities, and a ¥25.1 billion gain in the foreign currency translation adjustments. These factors offset ¥38.4 billion in cash dividend payments (¥6 per share for the previous fiscal year-end dividend) and ¥93.3 billion in share buybacks.

(3) Trends in Cash Flow Indicators

Fiscal year	2003	2004	2005	2006	First half of 2007
Ratio of net worth (%)	25.3	30.7	36.9	35.4	36.8
Ratio of net worth at market price (%)	44.3	47.2	66.7	99.1	93.2
Debt redemption term (years)	5.4	2.4	3.1	2.5	-
Interest coverage ratio (times)	12.0	24.9	23.7	31.1	19.8

Notes:
Ratio of net worth: Net worth (net assets – minority interests)/Total assets
Ratio of net worth at market price: Current aggregate value of shares/Total assets
Debt redemption term: Interest-bearing debt/Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities/Interest expenses
* Each indicator is calculated from the figures in the consolidated financial statements.
* Current aggregate value of shares is calculated by multiplying the common stock price at term end by the number of shares outstanding at term end.
* Interest-bearing debts cover all debts bearing interests (short-term loans, commercial papers, corporate bonds due within one year, convertible bonds due within one year, corporate bonds, convertible bonds and long-term loans).
* Cash flows from operating activities in the consolidated statements of cash flows are used for the cash flows from operating activities, and the interest expenses in the consolidated statements of cash flows are used for the interest expenses.

(3) Basic Profit Distribution Policy and Interim-Term Dividends
Nippon Steel's policy is to pay dividends from distributable funds consistent with the consolidated operating results of each fiscal year in principle, taking into account an array of such factors as capital requirements for investment and other activities aimed at raising corporate value, earnings performance prospects, and other relevant factors, while also endeavoring to further reinforce the Company's financial structure. The Company has set the consolidated payout ratio at about 20% (non-consolidated payout ratio at about 30%) as an indicator for the distribution of profits in conformance with the consolidated operating results. However, because the Company's top priority for the time being is to improve the corporate financial structure, a target of approximately 15%-20% is in effect

for the consolidated payout ratio (non-consolidated payout ratio at approximately 20%-30%), which is slightly lower than the above-indicated level.

The company will pay interim and term-end dividends accordingly. The size of interim dividends reflects annual dividend plans, first-half operating results for the year.

As for the interim dividend, the Board of Directors passed a resolution at an October 30, 2007, meeting to pay ¥5 per share based on the aforementioned policy, first-half earnings performance, and the earnings outlook for fiscal 2007. This represents an increase of ¥1 per share compared with the interim dividend a year earlier. The level of the full-year dividend for fiscal 2007 will be reviewed and set at the end of the fiscal year.

(4) Risks Involved in Business and Other Operations
In looking at matters relating to business, financial, and other circumstances of Nippon Steel and its Group companies, the following risks may, among others, have a significant impact on investors' decisions.

1. Changes in Steel Supply and Demand
The steelmaking and steel fabrication segment accounts for about 80% of Nippon Steel's consolidated net sales, and any change in supply or demand in the global steel market could affect its operating performance. In a highly competitive operating environment encompassing domestic and overseas steel manufacturers, the earnings performance of Nippon Steel and its Group companies could be adversely affected if their competitiveness in terms of technology, cost, quality, or other aspects grows weak relative to the competitiveness of other steel manufacturers.

Most of Nippon Steel's customers in the steelmaking and steel fabrication segment regularly purchase large quantities of steel products on the premise that they will sell the products by processing such steel. Consequently, changes in the purchasing policies of major customers could affect the earnings performance of Nippon Steel.

In addition, the Company's earnings performance can be affected by credit rating risks of trading companies and users—the major buyers of steel products.

2. Fluctuations in the Price of Raw Materials and Fuels
Ocean freight costs and the price of raw materials and fuels—such as iron ore, coal, ferroalloys, scrap, and other materials—used mainly by the steelmaking and steel fabrication segment are linked to the international supply of and demand for resources. In recent years, the price of raw materials and freight costs have spiraled upward due to rapidly increasing production volume of steel products in East Asia, especially China. These prices and costs could fluctuate significantly, depending on the supply and demand situation.

3. Fluctuations in the Interest Rates of Loans, Bonds, and Notes and in Financial Markets

The consolidated balance of interest-bearing debt held by Nippon Steel at the end of the interim period under review amounted to ¥1,250.8 billion. Fluctuations in interest rates and other variables in the financial markets could affect operating performance.

4. Fluctuations in the Value of Assets (including Pension Plan Assets), such as Securities
The consolidated balance of investment securities held by Nippon Steel at the end of the first half of fiscal 2007 amounted to ¥1,728.8 billion. Losses on the valuation of investment securities can arise due to stagnation in the operations of companies in which Nippon Steel and its Group companies have invested and because of worsening conditions in securities markets.

In addition to its holdings of investment securities, Nippon Steel holds ¥486.9 billion on an unconsolidated basis in pension plan assets (including employee retirement benefit trust assets). Fluctuations in the prices of domestic and overseas shares, the prices of bonds and other plan assets, and interest rates could have an impact on earnings performance.

5. Fluctuations in Exchange Rates
Because Nippon Steel and its Group companies conduct foreign currency transactions in the course of exporting products and importing raw materials, etc., and because they hold assets and liabilities in foreign currencies, fluctuations in exchange rates could influence earnings performance.

6. Environmental Regulations and Taxes Imposed on Business Operations
If, in the future, quantitative controls, environmental taxes, or other environmental regulations are imposed on CO_2 emitters and fossil fuel consumers in Japan, the earnings performance of Nippon Steel and its Group companies may be affected due to constraints imposed by these regulations on the operations of the steelmaking and other business segments.

7. Increase of Duties and Other Import Restrictions in Major Overseas Markets
The United States and other countries have levied anti-dumping duties on the export of certain steel products of Nippon Steel and its Group companies. If import restriction measures, including duty increases and import quotas, are imposed in major overseas markets, this will restrict export transactions and could affect earnings performance.

8. Suspension of or Restraints on Business Operations due to Disasters, Accidents, or Other Reasons
Should a major typhoon, earthquake, or other natural disasters strike a steelworks or other business facilities operated by Nippon Steel or its Group companies, it could hinder the operations of these businesses and could affect earnings performance. In addition, should serious accidents, injuries, equipment failures, or other emergencies occur, the resulting suspension of or restraints on business operations could affect earnings performance.

9. Administrative Actions by the Fair Trade Commission of Japan or Other Authorities

Nippon Steel was indicted and also received cease-and-desist instructions in accordance with the Japanese Antimonopoly Act in relation to steel bridge projects. Nippon Steel and other Group companies are under investigation by Japan's Fair Trade Commission for sales practices pertaining to medium- and high-pressure natural gas flow pipes and steel sheet and pipe piles, and administrative acts, such as the imposition of penalties or surcharges, could affect earnings performance.

2. Nippon Steel Management Policies

(1) Medium-Term Consolidated Business Plan
The Nippon Steel Group's current Medium-Term Consolidated Business Plan is to be implemented during fiscal 2006-2008 (April 1, 2006, to March 31, 2009). Its outline is as follows:

Outline of Medium-Term Consolidated Business Plan
1. Achieve Profit Growth by Building on Technological Competitive Advantages

1) Strategies for steelmaking and steel fabrication segment
The steelmaking and steel fabrication segment aims to reinforce its technological and manufacturing strengths through the continued enhancement of its superior "technological edge," with the goal of being the global No. 1 supplier in medium-high grade steel.

1. Positively and consistently meet the demand for steel products with a focus on medium-high grade steel through enhanced capabilities to respond to customer needs
2. Reinforce and expand Nippon Steel's technological and manufacturing strengths to meet steel demand positively and consistently
3. Reinforce our business foundation to spur further advances
4. Implement measures to strengthen our total profitability and financial structure with Group companies
5. Strengthen alliances

2) Strategies for other segments
Each non-steelmaking business segment will strive to increase its profitability, strengthen its financial structure, and establish its presence in the respective markets where it competes by developing new products and services that leverage the Group's superior technologies and make use of solution-oriented marketing.

(2) Improvement and Reinforcement of Consolidated Management System
Nippon Steel will spin off the engineering and construction segment as well as the new materials segment in July 2006, creating a new management organization with the steelmaking and steel fabrication segment as the core that promotes the independent and concurrent development of the six business segments (steelmaking and steel fabrication, engineering and construction, urban development, chemicals, new materials, and system solutions), thereby enabling them to achieve self-sustaining development.

By so doing, the Company intends to enable the respective segments to implement highly responsive and flexible management strategies adapted to the characteristics of their respective business to meet their customer needs. The aim is to enable the respective segments to achieve profit growth and enhance the value of the Nippon Steel Group.

The consolidated corporate functions, including the top management, are housed at "Nippon Steel Corporation" in order to secure the efficiency and effectiveness of those functions. "Nippon Steel Corporation" serves as the holding company of the other five business segments which will also continue to operate steel business.

The individual business segments are to share the business strategies of Nippon Steel and are designed to maximize the Group's synergy through the joint utilization of the R&D functions, etc., vested in the holding company.



Nippon Steel Corporation
[Business sector]
Top management
Consolidated corporate function
Research and development
Steelmaking and steel fabrication
[Steelmaking and steel fabrication]
Nippon Steel Engineering Co., Ltd.
[Engineering and construction]
Nippon Steel City Produce, Inc.
[Urban development]
Nippon Steel Chemical Co., Ltd.
[Chemicals]
Nippon Steel Materials Co., Ltd.
[New materials]
NS Solutions Corporation
[System solutions]

Nippon Steel's aim in implementing the above measures is to rebuild the competitiveness of its individual business segments. At the same time, these measures are designed to enable the Company to contribute to the development of a resource recycling-oriented society through the promotion of zero emissions and the creation of new environment-friendly products, help to curb global warming by conserving energy and reducing CO_2 emissions, and promote strict compliance with laws. These activities are intended to make the Company into a business enterprise trusted by both society and the markets.

In addition, in accordance with its corporate philosophy, the Company seeks to further enhance the value of Nippon Steel's brand by having the individual business segments make concerted efforts to attain the Group's objectives while adapting themselves to their own business circumstances.

By implementing the above measures, Nippon Steel aims to achieve the following financial targets in fiscal 2008.

Consolidated Financial Targets

(Billions of yen)

	Target for FY2008	Results in FY2005*
Sales	Approx. 4,200	4,000
Operating profits	500 or more	460
Ratio of ordinary profit to sales	12%	12%
Net income	300 or more	270
Earning per share (yen)	¥44 or more	¥40
Balance of interest-bearing debt	1,000 or less	1,223.8
Debt/equity ratio	0.5 or less	0.73

*Results for fiscal 2005 exclude the effects of extraordinary factors

Capital Expenditure and Investing/Financing

	FY2006-2008
Capital expenditures, investments, and financing	Approx. ¥850 billion in three years *(Approx. ¥630 billion in three years)

*( ): Depreciation expense

In this medium-term consolidated business plan (fiscal 2006-fiscal 2008), we aim to be active in making capital expenditures and other investments aimed at driving profit growth while also bolstering our financial position.

Regarding dividends, please refer to our dividend policy's connection to earnings performance in (3) Basic Profit Distribution Policy and Interim-Term Dividends in section 1 Nippon Steel Consolidated Operating Results.

We recorded our third successive year of record-high profits in fiscal 2006, and in the first year of the aforementioned medium-term consolidated business plan, our earnings exceeded the plan's targets.

Global steel consumption is likely to continue to grow rapidly, driven by demand from the BRIC (Brazil, Russia, India, and China) countries. In this favorable operating climate, the global steel industry has been reshaped by a wave of proactive consolidations aimed at creating a stable industry structure and capturing leadership in the industry. This trend was triggered by the formation in 2006 of ArcelorMittal, the world's largest steel company.

Against this backdrop, Nippon Steel seeks to raise its corporate value as the No. 1 global steelmaker focusing on medium-high grade steel. To accomplish this aim and generate further earnings growth, we are concentrating on the following four initiatives in aggressively expanding our operations.

Make substantial capital expenditures to capture growing demand for medium-high grade steel

At present, our non-consolidated crude steel production capacity is about 32 million metric tons a year. With Group companies and cooperation from alliance partners counted, our crude steel production capacity is approximately 35 million metric tons a year, and we intend to raise this to 40 million metric tons. Our plan is to increase non-consolidated capacity, mainly by relining and expanding blast furnaces at the Nagoya Works and the Oita Works. This, coupled with the expansion of our collaborative production agreements, will increase our annual capacity to around 40 million metric tons, and we are considering ways to expand our capacity beyond 40 million metric tons to drive further earnings growth, and once this study has been finalized, we will move forward with execution.

One key to operational expansion is the careful management of investment costs. Our strategy is to make large expenditures that target demand for medium-high grade steel, a market where growth in demand is expected to be steady, especially from the automobile, shipbuilding, and energy-related industries.

Deepen and increase ties with partners that share our values to enhance corporate value

We are moving ahead with alliances with both Japanese and overseas steelmakers who share our values while respecting the management independence of each partner. Working together with our partners to improving our corporate value and theirs is an

effective approach for us. We believe forming capital relationships is a useful means of making alliances even more beneficial for both parties.

In Japan, we are strengthening our alliances with Sumitomo Metal Industries, Ltd., and Kobe Steel, Ltd. Overseas, we have a joint venture in China with Baoshan Iron & Steel Co., Ltd., that manufactures and sells automotive steel sheets and a strategic alliance with POSCO of South Korea and back up of the expansion investment plan of Brazilian-based Usinas Siderúrgicas de Minas Gerais S.A. (USIMINAS), into an equity-method affiliate. We plan to continue forming and deepening many different kinds of alliances on a global scale.

Build on our leading-edge technologies to remain competitive
Refining our portfolio of leading-edge technologies, improving our manufacturing know-how, product and process development capabilities and equipment technologies as well as maintaining a competitive workforce are all crucial to building up our technological capabilities. We are working to ensure one-of-a-kind products derived from technologies no competitor can match are leveraged to drive profit growth.

Boosting our corporate value as a group
Nippon Steel Engineering Co., Ltd., Nippon Steel Materials Co., Ltd., and other units which were spun off from Nippon Steel last year, are both performing well. Our engineering, urban development, and system solutions businesses are leveraging their highly skilled workforces to compete in markets based on knowledge, and we are using their approach as a model for moving into a broad range of other non-manufacturing businesses. Furthermore, we manufacture such products as electronic materials for growing markets outside the steel industry. Every non-steel company generates more synergies with steel operations by using the Group's R&D organization and other resources. These companies are building on their strengths in an effort to join the ranks of the most competitive players in their respective markets.

We are devoting substantial financial resources to capital expenditures and equity alliances aimed at supporting our future growth. During the three-year Medium-Term Consolidated Business Plan ending in March 2009, we originally planned to make capital expenditures and investments totaling ¥850 billion. We now expect this figure to be around ¥1,200 billion because of our stepped-up emphasis on profit growth. Although this means a slower reduction in interest-bearing debt, we expect to enhance our financial position by increasing retained earnings, and we aim to attain our target of a debt-to-equity ratio of under 0.5 times by the end of the business plan. Thus, we are pressing ahead forcefully with measures aimed at sustaining profit growth.

Consolidated financial statements :

Non-consolidated financial statements :

CONSOLIDATED BALANCE SHEETS

NIPPON STEEL

Millions of yen

ASSETS	As of September 30, 2007	As of March 31, 2007	As of September 30, 2006
Current assets :			
Cash and bank deposits	**192,240**	280,117	141,228
Notes and accounts receivable-trade	**541,106**	597,155	537,595
Marketable securities	**8,787**	8,714	548
Inventories	**904,219**	789,486	719,794
Deferred tax assets	**68,964**	69,533	68,060
Other	**140,672**	117,227	113,420
Less: Allowance for doubtful accounts	**(11,215)**	(12,045)	(11,269)
Total current assets	**1,844,775**	1,850,188	1,569,378
Fixed assets :			
Tangible fixed assets :			
Buildings and structures	**463,304**	456,587	433,022
Machinery and equipment	**890,786**	862,582	807,075
Land	**317,964**	324,160	315,503
Other	**124,054**	135,758	114,519
	1,796,110	1,779,089	1,670,120
Intangible fixed assets :	**29,526**	30,586	18,706
Investments and others :			
Investments in securities	**1,728,896**	1,507,335	1,161,746
Long-term loans receivable	**21,713**	16,918	3,570
Deferred tax assets	**26,489**	28,953	44,181
Other	**144,432**	137,992	130,796
Less: Allowance for doubtful accounts	**(5,876)**	(6,140)	(7,174)
	1,915,655	1,685,060	1,333,120
Total fixed assets	**3,741,293**	3,494,736	3,021,947
Total assets	**5,586,068**	5,344,924	4,591,325

Millions of yen

LIABILITIES	As of September 30, 2007	As of March 31, 2007	As of September 30, 2006
Current liabilities :			
Notes and accounts payable - trade	**606,784**	612,952	437,484
Short-term loans and portion of long-term loans due within one year	**298,098**	338,825	458,826
Commercial paper	**172,000**	163,000	196,000
Bonds due within one year	**98,050**	43,050	50
Accrued expenses	**245,025**	238,557	288,360
Allowance for losses on construction contracts	**943**	5,250	1,601
Provision for environmental remediation	**7,190**	8,466	10,032
Other	**376,574**	398,951	332,250
Total current liabilities	**1,804,667**	1,809,053	1,724,607
Long-term liabilities :			
Bonds and notes	**183,602**	238,614	281,676
Long-term loans	**499,052**	429,473	408,850
Deferred tax liabilities	**337,375**	265,877	206,064
Deferred tax liabilities on revaluation of land	**9,539**	9,539	9,101
Accrued pension and severance costs	**124,464**	123,695	123,841
Allowance for retirement benefits directors and corporate auditors	**3,476**	3,744	3,465
Reserve for repairs to blast furnaces	**41,168**	51,211	51,743
Other	**43,945**	44,486	35,419
Total long-term liabilities	**1,242,624**	1,166,642	1,120,162
Total liabilities	**3,047,292**	2,975,695	2,844,770

NET ASSETS			
Shareholders' equity :			
Common stock	**419,524**	419,524	419,524
Capital surplus	**114,273**	111,693	111,688
Retained earnings	**1,226,907**	1,087,908	932,619
Treasury stock, at cost	**(260,725)**	(170,563)	(160,977)
	1,499,979	1,448,563	1,302,855
Valuation and transaction adjustments :			
Unrealized gains on available-for-sale securities	**524,809**	438,056	331,947
Deferred hedge income	**508**	300	1,973
Unrealized gains on revaluation of land	**11,796**	9,922	8,945
Foreign currency translation adjustments	**21,187**	(3,958)	(11,866)
	558,301	444,320	330,999
Minority interest in consolidated subsidiaries	**480,495**	476,344	112,700
Total net assets	**2,538,776**	2,369,228	1,746,555
Total liabilities and net assets	**5,586,068**	5,344,924	4,591,325

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen

	For the 6-month period ended September 30, 2007	For the 6-month period ended September 30, 2006	For the year ended March 31, 2007
Net sales	**2,316,350**	1,983,431	4,302,145
Cost of sales	**1,891,272**	1,566,661	3,408,197
Gross margin	**425,077**	416,769	893,947
Selling, general and administrative expenses	**160,620**	150,401	313,849
Operating profit	**264,457**	266,368	580,097
Non-operating profit :			
Interest and dividend income	**11,668**	8,762	23,427
Equity in net income of unconsolidated subsidiaries and affiliates	**27,677**	16,731	43,480
Miscellaneous	**12,921**	10,067	22,591
	52,267	35,561	89,498
Non-operating loss :			
Interest expenses	**8,502**	7,370	15,218
Miscellaneous	**24,210**	25,651	56,737
	32,712	33,021	71,955
Ordinary profit	**284,012**	268,907	597,640
Special profit :			
Gain on sales of tangible fixed assets	**17,812**	14,203	17,765
Gain on sales of investments in securities and investments in subsidiaries and affiliates	-	4,334	6,013
	17,812	18,537	23,778
Income before income taxes and minority interests	**301,824**	287,444	621,419
Income taxes - current	**97,829**	101,700	225,566
Income taxes - deferred	**13,209**	15,021	23,038
Minority interest in net income of consolidated subsidiaries	**14,377**	6,617	21,632
Net income	**176,409**	164,105	351,182

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

NIPPON STEEL

Millions of yen

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income	Unrealized gains on revaluation of land	Foreign currency translation adjustments	Minority interest in consolidated subsidiaries
Balance at March 31, 2007	**419,524**	**111,693**	**1,087,908**	**(170,563)**	**438,056**	**300**	**9,922**	**(3,958)**	**476,344**
Cash dividends for the previous fiscal year			(38,449)						
Net income for the 6-month period			176,409						
Acquisition of treasury stock				(93,869)					
Disposal of treasury stock		2,579		3,763					
Increase due to the change in the number of consolidated companies			2,257	(56)					
Decrease due to reversal of unrealized gains on revaluation of land			(1,217)						
Other change for 6-month period (net)					86,753	207	1,873	25,146	4,150
Total change for this 6-month period	-	2,579	138,998	(90,162)	86,753	207	1,873	25,146	4,150
Balance at September 30, 2007	**419,524**	**114,273**	**1,226,907**	**(260,725)**	**524,809**	**508**	**11,796**	**21,187**	**480,495**

Millions of yen

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income	Unrealized gains on revaluation of land	Foreign currency translation adjustments	Minority interest in consolidated subsidiaries
Balance at March 31, 2006	**419,524**	**111,671**	**818,572**	**(60,200)**	**389,209**	**-**	**9,980**	**(10,868)**	**104,117**
Cash dividends for the previous fiscal year			(59,834)						
Net income for the 6-month period			164,105						
Acquisition of treasury stock				(100,797)					
Disposal of treasury stock		17		58					
Increase due to the change in the number of consolidated companies			8,741	(37)					
Increase due to reversal of unrealized gains on revaluation of land			1,034						
Other change for 6-month period (net)					(57,262)	1,973	(1,034)	(997)	8,583
Total change for this 6-month period	-	17	114,046	(100,776)	(57,262)	1,973	(1,034)	(997)	8,583
Balance at September 30, 2006	**419,524**	**111,688**	**932,619**	**(160,977)**	**331,947**	**1,973**	**8,945**	**(11,866)**	**112,700**

Millions of yen

	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income	Unrealized gains on revaluation of land	Foreign currency translation adjustments	Minority interest in consolidated subsidiaries
Balance at March 31, 2006	**419,524**	**111,671**	**818,572**	**(60,200)**	**389,209**	**-**	**9,980**	**(10,868)**	**104,117**
Cash dividends for the previous fiscal year			(59,834)						
Cash interim dividends for fiscal year 2006			(25,686)						
Net income for fiscal year 2006			351,182						
Acquisition of treasury stock				(110,268)					
Disposal of treasury stock		21		67					
Increase due to the change in the number of consolidated companies			3,651	(161)					
Increase due to reversal of unrealized gains on revaluation of land			22						
Other change for fiscal 2006(net)					48,846	300	(57)	6,909	372,227
Total change for this fiscal year 2006	-	21	269,335	(110,362)	48,846	300	(57)	6,909	372,227
Balance at March 31, 2007	**419,524**	**111,693**	**1,087,908**	**(170,563)**	**438,056**	**300**	**9,922**	**(3,958)**	**476,344**

Millions of yen

	For the 6-month period ended September 30, 2007	For the 6-month period ended September 30, 2006	For the year ended March 31, 2007
Cash flows from operating activities :			
Income before income taxes and minority interest	**301,824**	287,444	621,419
Adjustments to reconcile net income to net cash provided by operating activities :			
Depreciation and amortization	**115,271**	88,443	192,454
Interest and dividend income (accrual basis)	**(11,668)**	(8,762)	(23,427)
Interest expense (accrual basis)	**8,502**	7,370	15,218
Exchange loss (gain) on foreign currency transactions	**1,213**	(1,585)	(1,206)
Amortization of goodwill	**1,110**	407	(1,069)
Equity in net (income) loss of unconsolidated subsidiaries and affiliates	**(27,677)**	(16,731)	(43,480)
Loss (gain) on sales of investments in securities	**(398)**	(4,454)	(6,013)
Loss on disposal of tangible and intangible fixed assets	**3,314**	3,523	9,662
Gain on sales of tangible and intangible fixed assets	**(17,812)**	(14,203)	(17,765)
Changes in allowance for doubtful accounts	**(1,012)**	(2,991)	(3,323)
Changes in notes and accounts receivable-trade	**29,104**	1,381	(42,094)
Changes in inventories	**(120,967)**	(74,512)	(134,603)
Changes in notes and accounts payable-trade	**45,852**	41,068	122,062
Other	**(37,217)**	(4,437)	23,669
Interest and dividend income (cash basis)	**16,949**	11,328	27,476
Interest expense (cash basis)	**(8,407)**	(7,444)	(15,368)
Income taxes (cash basis)	**(131,245)**	(147,403)	(245,151)
Net cash provided by operating activities	166,734	158,443	478,460
Cash flows from investing activities :			
Acquisition of investments in securities	**(37,125)**	(45,797)	(191,677)
Proceeds from sales of investments in securities	**2,088**	7,343	12,147
Acquisition of tangible and intangible fixed assets	**(133,839)**	(120,971)	(227,288)
Proceeds from sales of tangible and intangible fixed assets	**29,674**	25,377	31,650
Other	**(9,599)**	(2,401)	499
Net cash used in investing activities	**(148,802)**	(136,448)	(374,669)
Cash flows from financing activities :			
Net increase (decrease) in short-term loans	**7,962**	89,938	(21,124)
Net increase (decrease) in commercial paper	**9,000**	46,000	13,000
Proceeds from long-term loans	**110,026**	95,388	124,159
Proceeds from issuance of preferred securities	**-**	-	300,000
Payments of long-term loans	**(91,774)**	(111,662)	(192,565)
Redemption of bonds and notes	**(12)**	(12)	(74)
Payments for purchase of treasury stock	**(93,314)**	(100,111)	(109,706)
Cash dividends	**(38,449)**	(59,834)	(85,521)
Other	**(11,400)**	(1,789)	(8,780)
Net cash used in financing activities	**(107,963)**	(42,084)	19,387
Effect of exchange rate changes on cash and cash equivalents	**1,464**	1,280	3,007
Net increase (decrease) in cash and cash equivalents	**(88,566)**	(18,809)	126,186
Cash and cash equivalents at beginning of the year	**282,766**	156,713	156,713
Increase (decrease) from the change in the number of companies consolidated	**(580)**	(336)	(134)
Cash and cash equivalents at end of year	**193,618**	137,567	282,766

Millions of yen

	For the 6-month period ended September 30, 2007	For the 6-month period ended September 30, 2006	For the year ended March 31, 2007
Sales			
Steelmaking and steel fabrication			
Customers	**1,930,683**	1,605,395	3,449,304
Intersegment	**32,237**	13,028	33,073
Total sales	**1,962,920**	1,618,423	3,482,377
Engineering and construction			
Customers	**127,421**	133,469	310,367
Intersegment	**23,221**	25,907	57,600
Total sales	**150,642**	159,376	367,968
Urban development			
Customers	**28,615**	29,832	88,696
Intersegment	**2,843**	3,042	5,651
Total sales	**31,458**	32,875	94,347
Chemicals			
Customers	**131,568**	124,936	257,678
Intersegment	**17,911**	33,110	61,076
Total sales	**149,479**	158,047	318,755
New materials			
Customers	**35,803**	31,313	64,578
Intersegment	**228**	540	1,022
Total sales	**36,031**	31,853	65,601
System solutions			
Customers	**62,259**	58,483	131,519
Intersegment	**13,707**	11,622	24,986
Total sales	**75,966**	70,105	156,505
Elimination of intersegment transactions	**(90,149)**	(87,251)	(183,410)
Consolidated total	**2,316,350**	1,983,431	4,302,145
Operating profit (loss)			
Steelmaking and steel fabrication	**234,990**	241,903	514,562
Engineering and construction	**6,624**	1,250	13,031
Urban development	**4,370**	4,314	14,301
Chemicals	**13,102**	11,119	23,645
New materials	**214**	1,841	3,129
System solutions	**6,430**	5,137	13,992
Elimination of intersegment transactions	**(1,276)**	802	(2,564)
Consolidated total	**264,457**	266,368	580,097

			Millions of yen
ASSETS	As of September 30, 2007	As of March 31, 2007	As of September 30, 2006
Current assets :			
Cash and bank deposits	**86,589**	174,513	69,623
Notes and accounts receivable-trade	**188,206**	175,693	180,851
Inventories	**477,722**	430,809	421,032
Deferred tax assets	**37,300**	36,300	38,100
Other	**102,983**	95,903	113,996
Less: Allowance for doubtful accounts	**(12,679)**	(13,488)	(13,944)
Total current assets	**880,123**	899,732	809,659
Fixed assets :			
Tangible fixed assets :			
Buildings and structures	**290,701**	282,407	266,203
Machinery and equipment	**656,003**	620,076	600,841
Land	**185,595**	191,636	191,606
Other	**87,969**	93,022	81,386
	1,220,270	1,187,143	1,140,038
Intangible fixed assets :	**828**	903	865
Investments and others :			
Investments in securities	**1,237,324**	1,064,936	794,548
Investments in subsidiaries affiliates	**470,773**	454,190	429,463
Other	**116,097**	109,420	102,606
Less: Allowance for doubtful accounts	**(2,421)**	(2,415)	(2,427)
	1,821,773	1,626,131	1,324,191
Total fixed assets	**3,042,872**	2,814,177	2,465,094
Total assets	**3,922,995**	3,713,909	3,274,754

LIABILITIES	As of September 30, 2007	As of March 31, 2007	As of September 30, 2006
			Millions of yen
Current liabilities :			
Notes and accounts payable - trade	**226,599**	217,316	202,096
Short-term loans and long-term loans due within one year	**171,860**	202,299	307,305
Commercial paper	**172,000**	163,000	196,000
Bonds due within one year	**95,000**	40,000	-
Accrued expenses	**222,260**	210,852	209,686
Allowance for losses on construction contracts	**-**	270	-
Provision for environmental remediation	**7,031**	8,190	10,024
Other	**170,559**	191,065	168,955
Total current liabilities	**1,065,312**	1,032,994	1,094,068
Long-term liabilities :			
Bonds and notes	**170,000**	225,000	265,000
Convertible bonds	**300,000**	300,000	-
Long-term loans	**396,377**	304,669	314,753
Deferred tax liabilities	**325,400**	255,300	191,600
Accrued pension and severance costs	**55,791**	53,865	53,147
Reserve for repairs to blast furnaces	**38,791**	48,916	49,714
Other	**16,736**	18,265	10,536
Total long-term liabilities	**1,303,097**	1,206,017	884,752
Total liabilities	**2,368,409**	2,239,011	1,978,820

NET ASSETS			
Shareholders'equity :			
Common stock	**419,524**	419,524	419,524
Capital surplus	**114,135**	111,564	111,560
Retained earnings :			
Special tax-purpose reserve	**89,495**	81,591	82,439
Accumlated earnings carried forward	**706,844**	636,973	540,247
	796,340	718,564	622,687
Treasury stock, at cost	**(257,807)**	(168,261)	(158,676)
	1,072,193	1,081,393	995,096
Valuation and transaction adjustments :			
Unrealized gains on available-for-sale securities	**482,682**	393,813	299,640
Deferred hedge income(loss)	**(289)**	(309)	1,197
	482,392	393,504	300,837
Total net assets	**1,554,586**	1,474,897	1,295,934
Total liabilities and net assets	**3,922,995**	3,713,909	3,274,754

NON-CONSOLIDATED STATEMENTS OF INCOME

Nippon Steel Corporation

Millions of yen

	For the 6-month period ended September 30, 2007	For the 6-month period ended September 30, 2006	For the year ended March 31, 2007
Net sales	**1,345,166**	1,252,717	2,562,899
Cost of sales	**1,090,612**	970,051	1,994,216
Gross margin	**254,553**	282,666	568,682
Selling, general and administrative expenses	**80,258**	83,372	166,405
Operating profit	**174,294**	199,294	402,277
Non-operating profit :			
Interest and dividend income	**14,723**	11,705	28,831
Miscellaneous	**8,265**	7,147	11,914
	22,989	18,853	40,745
Non-operating loss :			
Interest expenses	**9,146**	5,563	13,207
Miscellaneous	**19,704**	16,183	40,038
	28,850	21,746	53,246
Ordinary profit	**168,433**	196,401	389,776
Special profit :			
Gain on sales of tangible fixed assets	**17,891**	8,218	11,254
Gain on sales of investments in securities and investments in subsidiaries and affiliates	-	5,661	8,013
	17,891	13,879	19,267
Income before income taxes and minority interests	**186,325**	210,280	409,044
Income taxes - current	**60,500**	71,300	145,900
Income taxes - deferred	**9,600**	11,700	14,300
Net income	**116,225**	127,280	248,844

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

Nippon Steel Corporation

Millions of yen

	Common stock	Capital surplus	Special tax purpose resereve	Accumlated earnings carried forward	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)
Balance at March 31, 2007	419,524	111,564	81,591	636,973	(168,261)	393,813	(309)
Withdrawal voluntary reserve			(3,481)	3,481			
Reserve of voluntary reserve			11,385	(11,385)			
Cash dividends for the previous fiscal year				(38,449)			
Net income for the 6-month period				116,225			
Acquisition of treasury stock					(93,314)		
Disposal of treasury stock		2,571			3,768		
Other change for 6-month period (net)						88,868	19
Total change for this 6-month period	-	2,571	7,903	69,871	(89,546)	88,868	19
Balance at September 30, 2007	419,524	114,135	89,495	706,844	(257,807)	482,682	(289)

Millions of yen

	Common stock	Capital surplus	Special tax purpose resereve	Voluntary reserves	Accumlated earnings carried forward	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income
Balance at March 31, 2006	419,524	111,556	86,953	160,000	308,288	(58,589)	364,252	-
Withdrawal voluntary reserve			(12,284)	(160,000)	172,284			
Reserve of voluntary reserve			7,770		(7,770)			
Cash dividends for the previous fiscal year					(59,834)			
Net income for the 6-month period					127,280			
Acquisition of treasury stock						(100,111)		
Disposal of treasury stock		4				25		
Other change for 6-month period (net)							(64,612)	1,197
Total change for this 6-month period	-	4	7,903	(160,000)	231,959	(100,086)	(64,612)	1,197
Balance at September 30, 2006	419,524	111,560	89,495	-	540,247	(158,676)	299,640	1,197

Millions of yen

	Common stock	Capital surplus	Special tax purpose resereve	Voluntary reserves	Accumlated earnings carried forward	Treasury stock, at cost	Unrealized gains on available-for-sale securities	Deferred hedge income (loss)
Balance at March 31, 2006	419,524	111,556	86,953	160,000	308,288	(58,589)	364,252	-
Withdrawal voluntary reserve			(21,252)	(160,000)	181,252			
Reserve of voluntary reserve			15,885		(15,885)			
Cash dividends for the previous fiscal year					(59,834)			
Cash interim dividends for fiscal year 2006					(25,686)			
Net income for fiscal year 2006					248,844			
Acquisition of treasury stock						(109,706)		
Disposal of treasury stock		8				34		
Other change for fiscal year 2006(net)							29,560	(309)
Total change for fiscalyear 2006	-	8	(5,366)	(160,000)	328,684	(109,671)	29,560	(309)
Balance at March 31, 2007	419,524	111,564	81,588	-	636,973	(168,261)	393,813	(309)

[Reference]

Recent Quarterly Operating Results

Fiscal 2007 (April 1, 2007 to March 31, 2008)

	1st quarter	2nd quarter	1st half	Forecast for 2nd half of fiscal 2007	Forecast for fiscal 2007 (data released on October 30, 2007)	Forecast for 1st half of fiscal 2007 (data released on September 6, 2007)	Forecast for fiscal 2007 (data released on September 6, 2007)
	Apr.-June 2007	July-Sept. 2007	Apr.-Sept. 2007	Oct. 2007-Mar. 2008	Apr. 2007-Mar. 2008	Apr.-Sep. 2007	Apr. 2007-Mar. 2008
Sales	¥million 1,115,751	¥million 1,200,599	¥million 2,316,350	¥million 2,433,649	¥million 4,750,000	¥million 2,370,000	¥million 4,800,000
Steelmaking and steel fabrication	935,664	1,027,256	1,962,920	1,947,079	3,910,000	1,980,000	3,930,000
Engineering and construction	71,519	79,123	150,642	219,357	370,000	170,000	380,000
Urban development	16,355	15,103	31,458	68,541	100,000	30,000	100,000
Chemicals	80,227	69,252	149,479	130,520	280,000	150,000	275,000
New materials	16,929	19,102	36,031	33,968	70,000	35,000	70,000
System solutions	32,953	43,013	75,966	89,033	165,000	75,000	165,000
Elimination of intersegment transactions	(37,899)	(52,250)	(90,149)	(54,850)	(145,000)	(70,000)	(120,000)
Operating profits	129,464 [11.6%]	134,993 [11.2%]	264,457 [11.4%]	315,542 [13.0%]	580,000 [12.2%]	265,000 [11.2%]	580,000 [12.1%]
Steelmaking and steel fabrication	113,969 [12.2%]	121,021 [11.8%]	234,990 [12.0%]	280,009 [14.4%]	515,000 [13.2%]	240,000 [12.1%]	515,000 [13.1%]
Engineering and construction	3,715 [5.2%]	2,909 [3.7%]	6,624 [4.4%]	16,375 [7.5%]	23,000 [6.2%]	7,000 [4.1%]	23,000 [6.1%]
Urban development	3,298 [20.2%]	1,072 [7.1%]	4,370 [13.9%]	9,129 [13.3%]	13,500 [13.5%]	4,000 [13.3%]	13,500 [13.5%]
Chemicals	7,434 [9.3%]	5,668 [8.2%]	13,102 [8.8%]	6,897 [5.3%]	20,000 [7.1%]	12,000 [8.0%]	20,000 [7.3%]
New materials	20 [0.1%]	194 [1.0%]	214 [0.6%]	1,785 [5.3%]	2,000 [2.9%]	500 [1.4%]	2,000 [2.9%]
System solutions	2,890 [8.8%]	3,540 [8.2%]	6,430 [8.5%]	8,569 [9.6%]	15,000 [9.1%]	5,500 [7.3%]	14,500 [8.8%]
Elimination of intersegment transactions	(1,865)	589	(1,276)	(7,223)	(8,500)	(4,000)	(8,000)
Ordinary profits	148,691 [13.3%]	135,321 [11.3%]	284,012 [12.3%]	315,987 [13.0%]	600,000 [12.6%]	280,000 [11.8%]	600,000 [12.5%]
Net income	86,701 [7.8%]	89,708 [7.5%]	176,409 [7.6%]	188,590 [7.7%]	365,000 [7.7%]	170,000 [7.2%]	365,000 [7.6%]
Net income per share	¥ 13.70	¥ 14.25	¥ 27.96	¥ 30.01	¥ 57.97	¥ 26.96	¥ 57.97

[ ]: Return on sales
( ) in "Elimination of intersegment transactions" row indicate negative numbers

Fiscal 2006 (April 1, 2006 to March 31, 2007)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Fiscal 2006
	Apr.-June 2006	July-Sept. 2006	Apr.-Sept. 2006	Oct.-Dec. 2006	Jan.-Mar. 2007	Oct. 2006-Mar. 2007	Apr. 2006-Mar. 2007
Sales	¥million 942,788	¥million 1,040,642	¥million 1,983,431	¥million 1,082,790	¥million 1,235,923	¥million 2,318,713	¥million 4,302,145
Steelmaking and steel fabrication	776,579	841,844	1,618,423	904,520	959,433	1,863,954	3,482,377
Engineering and construction	71,800	87,576	159,376	81,432	127,159	208,591	367,968
Urban development	14,032	18,843	32,875	10,105	51,366	61,471	94,347
Chemicals	75,059	82,988	158,047	82,433	78,274	160,708	318,755
New materials	15,704	16,149	31,853	17,108	16,638	33,747	65,601
System solutions	30,832	39,273	70,105	31,048	55,351	86,400	156,505
Elimination of intersegment transactions	(41,220)	(46,031)	(87,251)	(43,657)	(52,301)	(96,159)	(183,410)
Operating profits	119,590 [12.7%]	146,777 [14.1%]	266,368 [13.4%]	162,032 [15.0%]	151,697 [12.3%]	313,729 [13.5%]	580,097 [13.5%]
Steelmaking and steel fabrication	109,582 [14.1%]	132,321 [15.7%]	241,903 [14.9%]	148,486 [16.4%]	124,172 [12.9%]	272,659 [14.6%]	514,562 [14.8%]
Engineering and construction	55 [0.1%]	1,194 [1.4%]	1,250 [0.8%]	4,075 [5.0%]	7,705 [6.1%]	11,780 [5.6%]	13,031 [3.5%]
Urban development	1,571 [11.2%]	2,742 [14.6%]	4,314 [13.1%]	922 [9.1%]	9,064 [17.6%]	9,987 [16.2%]	14,301 [15.2%]
Chemicals	4,190 [5.6%]	6,928 [8.3%]	11,119 [7.0%]	7,609 [9.2%]	4,917 [6.3%]	12,526 [7.8%]	23,645 [7.4%]
New materials	935 [6.0%]	905 [5.6%]	1,841 [5.8%]	566 [3.3%]	721 [4.3%]	1,287 [3.8%]	3,129 [4.8%]
System solutions	2,532 [8.2%]	2,604 [6.6%]	5,137 [7.3%]	2,256 [7.3%]	6,598 [11.9%]	8,855 [10.2%]	13,992 [8.9%]
Elimination of intersegment transactions	(721)	80	802	(1,885)	(1,481)	(3,366)	(2,564)
Ordinary profits	123,079 [13.1%]	145,828 [14.0%]	268,907 [13.6%]	169,025 [15.6%]	159,707 [12.9%]	328,733 [14.2%]	597,640 [13.9%]
Net income	74,748 [7.9%]	89,356 [8.6%]	164,105 [8.3%]	99,272 [9.2%]	87,804 [7.1%]	187,077 [8.1%]	351,182 [8.2%]
Net income per share	¥ 11.26	¥ 13.93	¥ 25.15	¥ 15.49	¥ 13.69	¥ 29.17	¥ 54.29

Octorber 30, 2007

Nippon Steel Corporation
Code Number: 5401
Listings: Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges
Contact: Hiroyuki Marukawa, General Manager, Public Relations Center-Tel: 81-3-3275-5014

Supplementary Information on the Financial Result for the First Half of Fiscal 2007

Japanese Steel Industry

1. Crude Steel Production

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	28.97	27.83	58.05	30.16	29.53	59.69	117.75
2007FY	29.89	29.91	59.80				

2. Inventory Volume

At the end of:	Inventory at manufacturers and distributors (million tons)	Inventory /shipment ratio (%)	Rolled sheets *1 (million tons)	H-flange beams *2 (million tons)
Aug. 2001	6.19	136.3 (Peak)	4.70 (Peak)	0.320
Mar. 2002	5.42	107.6	3.93	0.314
Sep. 2002	5.12	103.0	3.71	0.264
Mar. 2003	5.33	104.0	3.76	0.256
Sep. 2003	5.67	114.1	4.13	0.274
Mar. 2004	5.03	94.8	3.77	0.240
Sep. 2004	5.37	101.3	3.86	0.312
Mar. 2005	5.24	105.8	3.93	0.294
Sep. 2005	5.73	117.1	4.58	0.231
Mar. 2006	5.26	97.7	4.14	0.295
Apr. 2006	5.27	111.6	4.08	0.285
May 2006	5.41	115.0	4.13	0.280
June 2006	5.25	101.5	4.03	0.280
July 2006	5.31	104.0	4.04	0.278
Aug. 2006	5.41	112.8	4.17	0.273
Sep. 2006	5.35	101.0	4.05	0.269
Oct. 2006	5.35	98.0	3.98	0.260
Nov. 2006	5.21	97.6	3.81	0.257
Dec. 2006	5.37	106.3	3.89	0.257
Jan. 2007	5.54	109.2	4.06	0.267
Feb. 2007	5.37	105.8	3.98	0.270
Mar. 2007	5.37	95.7	4.03	0.277
Apr. 2007	5.43	106.8	4.07	0.271
May 2007	5.65	108.5	4.20	0.274
June 2007	5.43	101.2	4.07	0.270
July 2007	5.49	106.0	4.11	0.256
Aug. 2007	5.62	113.3	4.25	0.253

*1 Hot-rolled, cold-rolled and coated sheets

*2 Inventories of distributors dealing with H-flange beams manufactured by Nippon Steel Corporation

*3 Preliminary report

Nippon Steel (Non-consolidated basis)

3. Pig Iron Production (Nippon Steel Corporation and Hokkai Iron & Coke Co., Ltd)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.54	7.93	15.41	7.97	7.25	15.22	30.64
2007FY	7.67	7.96	15.63				

4. Crude Steel Production

(Consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	8.45	8.52	17.16	8.94	8.43	17.37	34.52
2007FY	8.72	8.92	17.64				

(Non-consolidated basis)

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.70	7.88	15.71	8.16	7.73	15.89	31.60
2007FY	7.99	8.22	16.21				

5. Steel Products Shipment

(million tons)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	7.59	7.33	15.42	7.96	8.13	16.09	31.51
2007FY	7.89	8.15	16.04				

6. Average Price of Steel Products

(thousands of yen / ton)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	71.6	76.0	73.4	76.3	77.9	77.1	75.3
2007FY	78.3	80.3	79.3				

7. Export Ratio of Steel Products (Value basis)

(%)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	32.2	31.1	32.3	31.4	33.3	32.4	32.3
2007FY	33.3	34.9	34.1				

8. Foreign Exchange Rate

(¥/US$)

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	total
2006FY	115	112	115	117	120	119	117
2007FY	120	119	119				

9. Unrealized Gains on Available-for-Sale Securities

(billion yen)

	1st half of 2007FY (estimated)	2006FY	difference
Consolidated	880.5(524.8)	734.8(438.0)	+145.7(+86.8)
Non-consolidated	809.8(482.6)	660.7(393.8)	+149.1(+88.8)
【Nikkei 225】	【16,786 yen】	【17,288 yen】	【-502 yen】

* Figures in parentheses were after adopting deferred tax accounting.

10. Amount of Capital Expenditure and Depreciation

・Capital Expenditure (billion yen)

	2007FY (estimated)	2006FY
Consolidated	Approx. 310.0	270.0
Non-consolidated	Approx. 230.0	200.0

・Depreciation (billion yen)

	2007FY (estimated)	2006FY
Consolidated	Approx. *245.0	192.5
Non-consolidated	Approx. 185.0	134.2

*Included influence of tax system revisions 35.0¥billion

11. Special Profit and Losses (Consolidated basis)

(billion yen)

	1st half of 2007FY	1st half of 2006FY
Gain on sales of fixed assets	17.8	14.2
Gain on sales of investments in securities	0	4.3
Special Profit and loss	17.8	18.5

END